C21 Investments Amends Previously Announced Private Placement of
Convertible Debentures

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, December 14, 2018 – C21 Investments Inc. (“C21” or the “Company”) (CSE: CXXI) today announced that based on its reduced cash requirements to complete the restructured acquisition of Silver State Relief and Silver State Cultivation (“Silver State”), as announced December 12, 2018, C21 has reduced and amended the terms of its brokered syndicated private placement offering led by Industrial Alliance Securities Inc. (the “Lead Agent”) with Canaccord Genuity Corp. and Sprott Capital Partners as syndicate members (collectively, with the Lead Agent, the “Agents”), as announced November 8, 2018, to the sale of up to a maximum of 10,000 units of C21 (the “Units”), at a price of $1,000 per Unit for gross proceeds of a minimum of $5,000,000 and up to a maximum of $10,000,000 (as so reduced and amended, the “Offering”).

Each Unit consists of one $1,000 principal amount 10% unsecured convertible debenture (the “Debenture”) and one-half of one non-transferable debenture warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase, for a period of 24 months from the date of issue, one additional $1,000 principal amount 10% unsecured convertible debenture (a “Warrant Debenture”) at an exercise price of $1,000 per Warrant Debenture. The Debentures are convertible to common shares of C21 at a price of $0.80 per common share. The Warrant Debentures are convertible into common shares of C21 at a price of $0.90 per common share. The Debentures and Warrant Debentures will mature two years from the date of issuance of the Debentures.

Net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses.

In consideration of the services rendered by the Agents in connection with the Offering, C21 has agreed to pay the Agents on the closing of the Offering an aggregate cash fee equal to: (a) 6.0% of the gross proceeds of the Offering resulting from the sale of Units to purchasers (other than purchasers identified on a mutually agreed upon subscriber list (the “President’s List”)); and (b) 3% of the gross proceeds of the Offering resulting from the sale of Units to purchasers on the President’s List. In addition, C21 has agreed to issue to the Agents warrants for the purchase of Debentures in a number equal to: (a) 6% of the number of Units sold to purchasers (other than to purchasers on the President’s List); and (b) 3% of the number of Units sold to purchases on the President’s List.

Closing of the Offering is expected to occur on January 4, 2019, or such other date as the Lead Agent and the Company may agree. The closing of the Offering is subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals, including the Canadian Securities Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, may not be offered or sold within the United States, or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

A B O U T   C 2 1   I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Company's year end of January 31, 2019 to acquire Silver State, Phantom Farms, Pure Green and Swell in Oregon, and Letters of Intent to acquire and expected to also close prior to year-end with two dispensaries in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 is also in active discussions to acquire additional operations in the USA and globally, which includes the first CBD license issued in Ukraine. These developments are expected add to the Company's ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 can be found atwww.sedar.com and www.cxxi.ca.

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Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727- 1858	+1 604 718- 2800 # 312

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the expected use of the net proceeds from the Offering; and (ii) the expected closing date of the Offering;(iii) closing of other acquisitions based on definitive agreements and letters of intent; and (vi) the impact of the acquisitions on the Company's ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the Offering, C21’s inability to finance and complete previously announced acquisitions or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.